FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: October 9, 2003	/s/ Karen Gerrior for Dawn Moss, Corporate Secretary

NEWS RELEASE TSX:ELD AMEX:EGO	ELD No. 03-19 October 9, 2003

ELDORADO ANNOUNCES FRAMEWORK AGREEMENT
WITH CHINA NATIONAL GOLD GROUP CORPORATION

VANCOUVER, B.C. – Paul N. Wright, President & Chief Executive Officer of Eldorado Gold Corporation (the “Company”, “Eldorado”, or “we”) is pleased to announce that it has signed a Framework Agreement (the “Agreement”) with the China National Gold Group Corporation, represented by its subsidiary Beijing Jinyou Geological Exploration Ltd. (the “CNGC”), whereby Eldorado has been given the exclusive right to review certain mining operations and exploration projects owned by CNGC. In addition, Eldorado and CNGC in conjunction will review third party mining operations and exploration projects in China that may be of interest to both parties.

The CNGC was formed in 2003 as a result of a privatization initiative of the Chinese government. The predecessor organization to the CNGC was formed in 1979 as a professional gold mining company headquartered in Beijing owning 8 provincial gold mines and controlling 15 operating partnerships. CNGC controls 61 gold mining related subsidiary enterprises throughout China. One of the subsidiary enterprises, Beijing Jinyou Geological Exploration Ltd., is the vehicle through which CNGC forms and operates its joint venture agreements.

The Agreement, designed to further the interests of both parties in developing gold mines and gold projects in China, establishes the basis of a joint exploration, development and operation of gold mines in China. The Agreement provides Eldorado the exclusive right to review CNGC operating and exploration proprieties for a period of five months. On or before the termination of the review process the parties will establish whether to form a joint venture on one or more of the subject properties of the review.

Mr.  Yang, Chairman of Jinyou Geological Exploration Ltd. commented that, as the largest representative in the gold mining industry in China, CNGC welcomed the opportunity to participate in a long term relationship with Eldorado whereby Eldorado could bring capital and technology to complement China’s gold mining industry. He stated that “this Agreement opens a new era for joint ventures on exploration and mining in China”.

www.eldorado.gold.com

“Based on our relationship with the CNGC and our initial review in country of selected projects, we are optimistic that this initiative will lead to establishing a new and significant platform for growth for the Eldorado shareholder.

This initiative is complementary to our ongoing emphasis on growing our existing successful businesses in Turkey and Brazil. Specifically, in Turkey where we are committed to commencing production at our Kisladag Project in 2005.” commented Paul N. Wright, President and Chief Executive Officer.

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey; two countries that we believe have substantial geological potential. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

Earl Price
Chief Financial Officer

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form. Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado’s properties and expectations of growth. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact: Nancy E. Woo, Manager Investor Relations Phone: 604.601.6650 or 1888.353.8166 Fax: 604.687.4026 Email nancyw@eldoradogold.com Request for information packages: info@eldoradogold.com	Eldorado Gold Corporation 920-1055 W. Hastings St., Vancouver, BC V6E 2E9 Web site: www.eldoradogold.com

www.eldorado.gold.com